THE **OTTO** LAW GROUP
A PROFESSIONAL LIMITED LIABILITY COMPANY

Andrew M. Stolowitz
astolowitz@ottolaw.com

July 19, 2007

VIA REGULAR MAIL

Susann Reilly, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

      Re: Skillstorm Online Learning, Inc.

Dear Ms. Reilly,

      Submitted on behalf of Skillstorm Online Learning, Inc. (the "Company"), please find: 1) one original of the unmarked version of the Company's amended Regulation A offering statement (the "Offering Statement") with Exhibits, 2) two copies of the unmarked version of the Company's amended Offering Statement; 3) three marked copies of the Company's amended Offering Statement; 4) a marked copy of the Exhibits; 5) an unmarked copy of the previously filed amended Offering Statement; and 6) three copies of this cover letter. Be advised, we were told this week by an official with the SEC that we only needed to submit 3 copies of both the marked and unmarked versions of the Offering Statement.

      Please note that the page numbers referenced in this letter refer to page numbers of the unmarked version of the Offering Statement, as the page numbers vary slightly on the marked version due to the addition of changes.

      It is the intent of the Company that this letter will allow the reviewer(s) to supplement the marked changes on the amended document. The Company has also incorporated the amended financial statements into the Offering Circular, and the requested exhibits in Part III, consistent with the Model A format.

General

      1.   Please see pg. 10 under 'Subsequent Events'. Once this Offering is approved, Pegasus, at its election, may convert the Note at any time on or prior to the Maturity Date, in whole or in part, into the Offering, on the same terms offered to the investors of the Offering. Therefore, the Note has a conversion price equal to the price of

securities sold or offered for sale in this or any qualified Offering of the Company. Any portion of the principal and interest on the Note which is not converted shall become due and payable on December 1, 2008.

2.   Please see 'Use of Proceeds' on pgs. 27-28 of the Circular. Payments to Pegasus were reflected in the earlier 'Use of Proceeds', which the SEC has since acknowledged as being true. The Use of Proceeds assumes that the maximum amount of the Offering will be raised prior to December 1, 2008, at which time the $200,000 promissory note to Pegasus Advisory Services is due.

Part I

Item 1.

1.   Please see (d) on pg. 4 and (e) on pg. 5 of the 1-A. The most recent report from the Company's transfer agent shows Cambridge as holding 3,000,000 shares of the Company's common stock. Subsequent to the publishing of this report, the Company assigned 793,750 shares to Mr. Steve Careaga.

Item 5.

2.   The Company's securities were sold: 1) pursuant to 4(2) of the Securities Act and solely to "accredited investors," as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"); or 2) to non-U.S. persons as defined in Reg. §230.902 (k)(2) of Regulation S. The sale made under 4(2) was made to an "accredited investor" who executed a subscription agreement providing that the securities being issued were "restricted securities" under Rule 144 of the Securities Act. The securities also bore a restrictive legend. All securities sold under Regulation S were securities issued only to foreigners, who were Canadian citizens residing in Canada.

Part II

Cover Page

3.   The Company intends to issue press releases for the purpose of creating public interest in the Company and providing information on its products. It is the hope of the Company that these press releases about the Company will lead parties to contact their independent brokers to purchase stock in the Company.

Item 2.

4.   Please see Risk Factor #12 on pg. 5 of the Circular. The Company has no trademarks. The confidentiality agreement is a standard agreement which is part of the contractual agreement between the Company and the employee/independent contractor,

etc. that employee/independent contractor will not reveal privileged Company business information.

5.   Please see Risk Factor # 12 on pg. 5 of the Circular. The Company plans to obtain a patent if it has the necessary funds available to do so.

Business and Properties

6.   Please see the 4th full paragraph on pg. 9. The FC Bayern Munich Soccer Club is recognized through its on field success.

7.   Please see the 6th full paragraph on pg. 9.

8.   The Company only has one agreement with Bayern. Please see the 6th full paragraph on pg. 9 and the Revised Note 8 to the interim financials ended March 31, 2007 on pg. 57.

9.   Please see the 2nd full paragraph on pg. 11. The aforementioned coaches are contracted with several production and post-production activities, and will receive consideration for their services on a monthly basis once funding becomes available.

10.   Please see the response to Comment #9 and the 3rd full paragraph on pg. 17. The 1997 contract between Intersports and Lausitzer Sportschule is also included in Exhibit 6(c) on pg. E-49.

11.   Please see the 2nd and 3rd full paragraphs on pg. 19.

12.   Please see 3(h) on pgs. 21-22 and Risk Factor #12.

13.   Please see 3(j) on pg 22.

14.   Please see the chart of milestones on pgs. 23-24. As provided in the chart, certain events/milestones may not need to be fully operational in order for the Company to be profitable.

15.   Please see the chart on pgs. 27-28 and the explanation following the chart.

16.   Please see item 49 on pg. 68. The Company's CFO, has had discussions with Maureen Bauer of the SEC on this issue. The CFO is confident that under GAAP, sales and marketing, administration and non-cash charges are not defined under gross margin, but are to be taken into account for determining net margin.

17.   Please see item 49 on pg. 68. The Company's current low level of sales activity is not sufficient to cover the minimal existing direct costs and sales and administrative costs. The Company currently has a negative margin. As sales activity increases, the Company will see an increase in its margin.

18.   A copy of the Unit subscription agreement is included as Exhibit 4(b) on pg. E-30.

19.   The Exhibit Index has been revised to reflect the 1997 contract between Intersports and Lausitzer Sportschule, which is listed as Exhibit 6(c).

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen or myself at (206) 262-9545.

Very truly yours,

THE OTTO LAW GROUP, PLLC



Andrew M. Stolowitz